

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana Street, Suite 2100
Houston, Texas 77002

Re: Targa Resources Corp.
Form 10-K for Fiscal Year Ended December 31, 2021
Form 8-K dated May 5, 2022
File No. 001-34991

Dear Ms. Kneale:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2021</u>

<u>Management's Discussion and Analysis of Fianancial Condition and Results of Operations</u>
<u>Consolidated Results of Operations</u>
<u>2021 Compared to 2020, page 60</u>

1. We note your explanation that the “increase in income tax expense is primarily due to an increase in pre-tax book income.” However, return-to-provision, change in statutory income tax rate, and other items also had a material impact on your effective tax rate for 2021 based on your disclosures in Note 22. Please discuss and analyze the factors contributing to material changes to your income tax expense, including items that are not expected to recur. Refer to Item 303 of Regulation S-K.

Notes to Consolidated Financial Statements
Note 22 - Income Taxes, page F-43

2.   We note from your disclosure that you recorded an additional $23.3 million of income tax expense and a corresponding increase to deferred tax liabilities in 2021 to correct identified errors related to your 2020 state tax provision. Please provide us with your SAB 99 analysis supporting your conclusion that the identified errors were not material to your financial statements. As part of your response, tell us where this error correction is reflected in the income tax reconciliation. In addition, please provide an explanation for the Return-to-provision and Change in statutory income tax rate that are presented in your 2021 tax rate reconciliation. Refer to FASB ASC 740-10-50-12.

Form 8-K dated May 5, 2022

Exhibit 99.1
Non-GAAP Financial Measures

3.   We note you have excluded Risk management activities from the reconciliation of estimated net income of the Company to estimated adjusted EBITDA for 2022 and that this appears to be a change in how you have historically presented this forward-looking non-GAAP measure. Please tell us why you made this change and how you considered Question 100.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. As part of your response, clarify for us the nature of the adjustments that comprise Risk management activities in the adjusted EBITDA measure.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 with any questions.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation